Exhibit 99.1

HYDRO ONE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)

For the three months ended March 31, 2017 and 2016

Three months ended March 31 (millions of Canadian dollars, except per share amounts)	2017	2016
Revenues
Distribution (includes $69 related party revenues; 2016 – $40) (Note 19)	1,279	1,286
Transmission (includes $370 related party revenues; 2016 – $377) (Note 19)	367	386

	1,646	1,672

Costs
Purchased power (includes $656 related party costs; 2016 – $712) (Note 19)	889	896
Operation, maintenance and administration (Note 19)	264	248
Depreciation and amortization (Note 4)	193	188

	1,346	1,332

Income before financing charges and income taxes	300	340
Financing charges	103	96

Income before income taxes	197	244
Income taxes (Note 5)	26	32

Net income	171	212

Other comprehensive income	1	—

Comprehensive income	172	212

Net income attributable to:
Noncontrolling interest	1	1
Common shareholder	170	211

	171	212

Comprehensive income attributable to:
Noncontrolling interest	1	1
Common shareholder	171	211

	172	212

Earnings per common share (Note 17)
Basic	$1,195	$1,485
Diluted	$1,195	$1,485

Dividends per common share declared (Note 16)	$14	$14

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

HYDRO ONE INC.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)

At March 31, 2017 and December 31, 2016

(millions of Canadian dollars)	March 31, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	—	48
Accounts receivable (Note 6)	735	833
Due from related parties	281	224
Other current assets (Note 7)	94	97

	1,110	1,202

Property, plant and equipment (Note 8)	19,250	19,068
Other long-term assets:
Regulatory assets	3,154	3,145
Deferred income tax assets	1,158	1,213
Intangible assets (net of accumulated amortization – $344; 2016 – $330)	347	349
Goodwill	327	327
Other assets	8	6

	4,994	5,040

Total assets	25,354	25,310

Liabilities
Current liabilities:
Bank indebtedness	7	—
Short-term notes payable (Note 11)	451	469
Long-term debt payable within one year (Notes 11, 12)	602	602
Accounts payable and other current liabilities (Note 9)	972	933
Due to related parties	222	253

	2,254	2,257

Long-term liabilities:
Long-term debt (includes $549 measured at fair value; 2016 – $548) (Notes 11, 12)	10,080	10,078
Regulatory liabilities	211	209
Deferred income tax liabilities	61	60
Other long-term liabilities (Note 10)	2,784	2,765

	13,136	13,112

Total liabilities	15,390	15,369

Contingencies and Commitments (Notes 21, 22)
Subsequent Events (Note 24)

Noncontrolling interest subject to redemption	22	22

Equity
Common shares (Note 15)	5,244	5,391
Retained earnings	4,655	4,487
Accumulated other comprehensive loss	(8)	(9)

Hydro One shareholder’s equity	9,891	9,869

Noncontrolling interest	51	50

Total equity	9,942	9,919

	25,354	25,310

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

HYDRO ONE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

For the three months ended March 31, 2017 and 2016

Three months ended March 31, 2017 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non-controlling Interest	Total Equity
January 1, 2017	5,391	4,487	(9)	9,869	50	9,919
Net income	—	170	—	170	1	171
Other comprehensive income	—	—	1	1	—	1
Dividends on common shares	—	(2)	—	(2)	—	(2)
Return of stated capital	(147)	—	—	(147)	—	(147)

March 31, 2017	5,244	4,655	(8)	9,891	51	9,942

Three months ended March 31, 2016 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non-controlling Interest	Total Equity
January 1, 2016	6,000	3,759	(9)	9,750	52	9,802
Net income	—	211	—	211	1	212
Distributions to noncontrolling interest	—	—	—	—	(2)	(2)
Dividends on common shares	—	(2)	—	(2)	—	(2)
Return on stated capital	(226)	—	—	(226)	—	(226)

March 31, 2016	5,774	3,968	(9)	9,733	51	9,784

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

HYDRO ONE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three months ended March 31, 2017 and 2016

Three months ended March 31 (millions of Canadian dollars)	2017	2016
Operating activities
Net income	171	212
Environmental expenditures	(4)	(3)
Adjustments for non-cash items:
Depreciation and amortization (excluding removal costs)	172	164
Regulatory assets and liabilities	31	(10)
Deferred income taxes	20	21
Other	—	2
Changes in non-cash balances related to operations (Note 20)	69	(17)

Net cash from operating activities	459	369

Financing activities
Long-term debt issued	—	1,350
Long-term debt repaid	—	(450)
Short-term notes issued	572	731
Short-term notes repaid	(590)	(1,267)
Return of stated capital	(147)	(226)
Dividends paid	(2)	(2)
Distributions paid to noncontrolling interest	—	(3)
Change in bank indebtedness	7	10
Other	—	(6)

Net cash from (used in) financing activities	(160)	137

Investing activities
Capital expenditures (Note 20)
Property, plant and equipment	(332)	(357)
Intangible assets	(14)	(13)
Capital contributions received	7	15
Other	(8)	—

Net cash used in investing activities	(347)	(355)

Net change in cash and cash equivalents	(48)	151
Cash and cash equivalents, beginning of period	48	89

Cash and cash equivalents, end of period	—	240

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

HYDRO ONE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three months ended March 31, 2017 and 2016

1. DESCRIPTION OF THE BUSINESS

Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly owned by Hydro One Limited. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.

Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These unaudited condensed interim Consolidated Financial Statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated.

Basis of Accounting

These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars.

The accounting policies applied are consistent with those outlined in Hydro One’s annual audited consolidated financial statements for the year ended December 31, 2016. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2016 annual audited consolidated financial statements.

3. NEW ACCOUNTING PRONOUNCEMENTS

The following table presents Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:

Recently Issued Accounting Guidance Not Yet Adopted

ASU	Date issued	Description	Effective date	Anticipated impact on Hydro One
2017-07	March 2017	Service cost components of net benefit cost associated with defined benefit plans are required to be reported in the same line as other compensation costs arising from services rendered by the Company’s employees. All other components of net benefit cost are to be presented in the income statement separately from the service cost component. Only the service cost component is eligible for capitalization where applicable.	January 1, 2018	Under assessment
2014-09 2015-14 2016-08 2016-10 2016-12 2016-20 2017-05	May 2014 – February 2017	ASU 2014-09 was issued in May 2014 and provides guidance on revenue recognition relating to the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU 2015-14 deferred the effective date of ASU 2014-09 by one year. Additional ASUs were issued in 2016 that simplify transition and provide clarity on certain aspects of the new standard.	January 1, 2018	Hydro One has completed its initial assessment and has identified relevant revenue streams. No quantitative determination has been made as a detailed assessment is underway and will continue through to the third quarter of 2017. The Company is on track for implementation of this standard by the effective date.
2016-02	February 2016	Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet.	January 1, 2019	An initial assessment is currently underway encompassing a review of existing leases, which will be followed by a review of relevant contracts. No quantitative determination has been made at this time. The Company is on track for implementation of this standard by the effective date.

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2017 and 2016

4. DEPRECIATION AND AMORTIZATION

Three months ended March 31 (millions of dollars)	2017	2016
Depreciation of property, plant and equipment	153	148
Asset removal costs	21	24
Amortization of intangible assets	15	13
Amortization of regulatory assets	4	3

	193	188

5. INCOME TAXES

Income taxes differ from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

Three months ended March 31 (millions of dollars)	2017	2016
Income taxes at statutory rate	52	65
Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(11)	(14)
Pension contributions in excess of pension expense	(5)	(7)
Overheads capitalized for accounting but deducted for tax purposes	(4)	(4)
Interest capitalized for accounting but deducted for tax purposes	(4)	(5)
Environmental expenditures	(3)	(2)
Other	—	(1)

Net temporary differences	(27)	(33)
Net permanent differences	1	—

Total income taxes	26	32

Effective income tax rate	13.2%	13.1%

6. ACCOUNTS RECEIVABLE

(millions of dollars)	March 31, 2017	December 31, 2016
Accounts receivable – billed	432	427
Accounts receivable – unbilled	338	441

Accounts receivable, gross	770	868
Allowance for doubtful accounts	(35)	(35)

Accounts receivable, net	735	833

The following table shows the movements in the allowance for doubtful accounts for the three months ended March 31, 2017 and the year ended December 31, 2016:

(millions of dollars)	Three months ended March 31, 2017	Year ended December 31, 2016
Allowance for doubtful accounts – beginning	(35)	(61)
Write-offs	6	37
Additions to allowance for doubtful accounts	(6)	(11)

Allowance for doubtful accounts – ending	(35)	(35)

7. OTHER CURRENT ASSETS

(millions of dollars)	March 31, 2017	December 31, 2016
Regulatory assets	35	37
Materials and supplies	19	19
Prepaid expenses and other assets	40	41

	94	97

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2017 and 2016

8. PROPERTY, PLANT AND EQUIPMENT

(millions of dollars)	March 31, 2017	December 31, 2016
Property, plant and equipment	27,743	27,523
Less: accumulated depreciation	(9,985)	(9,832)

	17,758	17,691
Construction in progress	1,330	1,223
Future use land, components and spares	162	154

	19,250	19,068

9. ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

(millions of dollars)	March 31, 2017	December 31, 2016
Accounts payable	169	177
Accrued liabilities	670	651
Accrued interest	130	105
Regulatory liabilities	3	—

	972	933

10. OTHER LONG-TERM LIABILITIES

(millions of dollars)	March 31, 2017	December 31, 2016
Post-retirement and post-employment benefit liability	1,650	1,628
Pension benefit liability	894	900
Environmental liabilities (Note 14)	173	177
Due to related parties	32	26
Asset retirement obligations	9	9
Long-term accounts payable and other liabilities	26	25

	2,784	2,765

11. DEBT AND CREDIT AGREEMENTS

Short-Term Notes and Credit Facilities

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $1.5 billion. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One’s committed revolving credit facilities totalling $2.3 billion.

Long-Term Debt

At March 31, 2017, $10,523 million long-term debt was outstanding under the Company’s Medium-Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in December 2015 is $3.5 billion. At March 31, 2017, $1.2 billion remained available for issuance until January 2018. In addition, at March 31, 2017, the Company had long-term debt of $184 million held by Hydro One Sault Ste. Marie.

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2017 and 2016

The following table presents long-term debt outstanding at March 31, 2017 and December 31, 2016:

(millions of dollars)	March 31, 2017	December 31, 2016
Notes and debentures	10,707	10,707
Add: Net unamortized debt premiums	15	15
Add: Unrealized mark-to-market gain[1]	(1)	(2)
Less: Deferred debt issuance costs	(39)	(40)

Total long-term debt	10,682	10,680

Less: Long-term debt payable within one year	(602)	(602)

	10,080	10,078

[1]	The unrealized mark-to-market net gain relates to $50 million of the Series 33 notes due 2020 and the $500 million Series 37 notes due 2019. The unrealized mark-to-market net gain is offset by a $1 million (December 31, 2016 – $2 million) unrealized mark-to-market net loss on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.

During the three months ended March 31, 2017, Hydro One did not issue (2016 – $1,350 million) long-term debt under the MTN Program, and made no repayments (2016 – $450 million) of long-term debt.

Principal repayments and related weighted average interest rates are summarized by the number of years to maturity in the following table:

Years to Maturity	Long-term Debt Principal Repayments (millions of dollars)	Weighted Average Interest Rate (%)
1 year	602	5.2
2 years	981	2.4
3 years	503	1.5
4 years	1,153	2.5
5 years	603	3.2

	3,842	2.9
6 – 10 years	634	3.5
Over 10 years	6,195	5.2

	10,671	4.3

Interest payment obligations related to long-term debt are summarized by year in the following table:

Year	Interest Payments (millions of dollars)
Remainder of 2017	369
2018	425
2019	402
2020	384
2021	370

1,950
2022-2026	1,703
2027+	4,405

8,058

12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Non-Derivative Financial Assets and Liabilities

At March 31, 2017 and December 31, 2016, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, bank indebtedness, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2017 and 2016

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company’s long-term debt at March 31, 2017 and December 31, 2016 are as follows:

	March 31, 2017		December 31, 2016
(millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current portion
$50 million of MTN Series 33 notes	50	50	50	50
$500 million MTN Series 37 notes	499	499	498	498
Other notes and debentures	10,133	11,556	10,132	11,462

	10,682	12,105	10,680	12,010

Fair Value Measurements of Derivative Instruments

At March 31, 2017, Hydro One had interest-rate swaps in the amount of $550 million (December 31, 2016 – $550 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One’s fair value hedge exposure was approximately 5% (December 31, 2016 – 5%) of its total long-term debt. At March 31, 2017, Hydro One had the following interest-rate swaps designated as fair value hedges:

•	a $50 million fixed-to-floating interest-rate swap agreement to convert $50 million of the $350 million MTN Series 33 notes maturing April 30, 2020 into three-month variable rate debt; and

•	two $125 million and one $250 million fixed-to-floating interest-rate swap agreements to convert the $500 million MTN Series 37 notes maturing November 18, 2019 into three-month variable rate debt.

At March 31, 2017 and December 31, 2016, the Company had no interest-rate swaps classified as undesignated contracts.

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at March 31, 2017 and December 31, 2016 is as follows:

March 31, 2017 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Bank indebtedness	7	7	7	—	—
Short-term notes payable	451	451	451	—	—
Long-term debt, including current portion	10,682	12,105	—	12,105	—
Derivative instruments
Fair value hedges – interest-rate swaps	1	1	1	—	—

	11,141	12,564	459	12,105	—

December 31, 2016 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	48	48	48	—	—

	48	48	48	—	—

Liabilities:
Short-term notes payable	469	469	469	—	—
Long-term debt, including current portion	10,680	12,010	—	12,010	—
Derivative instruments
Fair value hedges – interest-rate swaps	2	2	2	—	—

	11,151	12,481	471	12,010	—

Cash and cash equivalents include cash and short-term investments. The carrying values are representative of fair value because of the short-term nature of these instruments.

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

There were no transfers between any of the fair value levels during the three months ended March 31, 2017 or year ended December 31, 2016.

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2017 and 2016

Risk Management

Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.

Market Risk

Market risk refers primarily to the risk of loss which results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.

The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments to lock in interest-rate levels in anticipation of future financing.

A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the three months ended March 31, 2017 and 2016.

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three months ended March 31, 2017 and 2016 was not material.

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At March 31, 2017 and December 31, 2016, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At March 31, 2017 and December 31, 2016, there was no material accounts receivable balance due from any single customer.

At March 31, 2017, the Company’s provision for bad debts was $35 million (December 31, 2016 – $35 million). Adjustments and write-offs are determined on the basis of a review of overdue accounts, taking into consideration historical experience. At March 31, 2017, approximately 6% (December 31, 2016 – 6%) of the Company’s net accounts receivable were outstanding for more than 60 days.

Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly rated counterparties; limiting total exposure levels with individual counterparties; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.

Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At March 31, 2017 and December 31, 2016, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At March 31, 2017, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with four financial institutions as the counterparties.

Liquidity Risk

Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the revolving standby credit facilities. The short-term liquidity under the Commercial Paper Program, revolving standby credit facilities, and anticipated levels of funds from operations are expected to be sufficient to fund normal operating requirements.

13. PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Defined Benefit Pension Plan, Supplementary Pension Plan, and Post-Retirement and Post-Employment Plans

Estimated annual defined benefit pension plan contributions for 2017 and 2018 are approximately $105 million and $102 million, respectively, based on the actuarial valuation as at December 31, 2015 and projected levels of pensionable earnings. Employer contributions made during the three months ended March 31, 2017 were $28 million (2016 – $46 million).

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2017 and 2016

The following table provides the components of the net periodic benefit costs for the three months ended March 31, 2017 and 2016:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended March 31 (millions of dollars)	2017	2016	2017	2016
Current service cost	36	36	12	11
Interest cost	76	77	17	17
Expected return on plan assets, net of expenses[1]	(110)	(109)	—	—
Actuarial loss amortization	20	24	2	2

Net periodic benefit costs	22	28	31	30

Charged to results of operations[2]	13	22	14	13

[1]	The expected long-term rate of return on pension plan assets for the year ending December 31, 2017 is 6.5% (2016 – 6.5%).
[2]	The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three months ended March 31, 2017, pension costs of $30 million (2016 – $50 million) were attributed to labour, of which $13 million (2016 – $22 million) was charged to operations and $17 million (2016 – $28 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.

14. ENVIRONMENTAL LIABILITIES

The following table shows the movements in environmental liabilities for the three months ended March 31, 2017 and the year ended December 31, 2016:

(millions of dollars)	Three months ended March 31, 2017	Year ended December 31, 2016
Environmental liabilities – beginning	204	207
Interest accretion	2	8
Expenditures	(4)	(20)
Revaluation adjustment	—	9

Environmental liabilities – ending	202	204
Less: current portion	29	27

	173	177

The following table shows the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

(millions of dollars)	March 31, 2017	December 31, 2016
Undiscounted environmental liabilities	219	224
Less: discounting accumulated liabilities to present value	17	20

Discounted environmental liabilities	202	204

Future expenditures have been discounted using factors ranging from approximately 2.0% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. At March 31, 2017, the estimated future environmental expenditures were as follows:

(millions of dollars)
2017[1]	22
2018	26
2019	25
2020	29
2021	36
Thereafter	81

219

[1]	The amounts disclosed represent amounts for the period from April 1, 2017 to December 31, 2017.

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2017 and 2016

15. SHARE CAPITAL

Common Shares

The Company is authorized to issue an unlimited number of common shares. At March 31, 2017 and December 31, 2016, the Company had 142,239 common shares issued and outstanding.

During the three months ended March 31, 2017, the Company returned stated capital of $147 million (2016 – $226 million).

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At March 31, 2017 and December 31, 2016, Hydro One had no issued and outstanding preferred shares.

16. DIVIDENDS

During the three months ended March 31, 2017, common share dividends in the amount of $2 million (2016 – $2 million) were declared and paid.

17. EARNINGS PER SHARE

Basic and diluted earnings per common share (EPS) is calculated by dividing net income attributable to common shareholder of Hydro One by the weighted average number of common shares outstanding. The weighted average number of shares outstanding during the three months ended March 31, 2017 was 142,239 (2016 – 142,239). There were no dilutive securities during the three months ended March 31, 2017 and 2016.

18. STOCK-BASED COMPENSATION

Management Deferred Share Units (DSU) Plan

Under the Management DSU Plan, eligible executive employees can elect to receive a specified proportion of their annual short-term incentive in a notional account of DSUs in lieu of cash. Each DSU represents a unit with an underlying value equivalent to the value of one common share of Hydro One Limited and is entitled to accrue Hydro One Limited common share dividend equivalents in the form of additional DSUs at the time dividends are paid, subsequent to declaration by Hydro One Limited’s Board of Directors.

Three months ended March 31 (number of DSUs)	2017	2016
DSUs outstanding – January 1	—	—
DSUs granted	62,999	—

DSUs outstanding – March 31	62,999	—

At March 31, 2017, a liability of $2 million (December 31, 2016 – $nil), related to outstanding DSUs has been recorded at the closing price of Hydro One Limited’s common shares of $24.25 and is included in long-term accounts payable and other liabilities on the Consolidated Balance Sheets.

Long-term Incentive Plan

During the three months ended March 31, 2017 and 2016, Hydro One Limited granted awards under its Long-term Incentive Plan, consisting of Performance Stock Units (PSUs) and Restricted Stock Units (RSUs), all of which are equity settled in Hydro One Limited shares, as follows:

Three months ended March 31, 2017	Number of PSUs	Number of RSUs
Units outstanding – January 1, 2017	228,890	252,440
Units granted	264,300	215,370
Units forfeited	(14,435)	(15,885)

Units outstanding – March 31, 2017	478,755	451,925

Three months ended March 31, 2016	Number of PSUs	Number of RSUs
Units outstanding – January 1, 2016	—	—
Units granted	124,120	149,120

Units outstanding – March 31, 2016	124,120	149,120

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2017 and 2016

The grant date total fair value of the awards granted during the three months ended March 31, 2017 was $12 million (2016 – $7 million). The compensation expense recognized by the Company relating to LTIP awards during the three months ended March 31, 2017 was $1 million (2016 – $nil). At March 31, 2017, a liability of $4 million was recorded in long-term due to related parties on the Consolidated Balance Sheets.

19. RELATED PARTY TRANSACTIONS

Hydro One is owned by Hydro One Limited. The Province is the majority shareholder of Hydro One Limited. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), OEB, and Hydro One Telecom are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited. Hydro One Brampton was a related party until February 28, 2017, when it was acquired from the Province by Alectra Inc., and subsequent to the acquisition by Alectra Inc., is no longer a related party to Hydro One.

	Three months ended March 31
		2017	2016
Related Party	Transaction	(millions of dollars)
IESO	Power purchased	651	710
	Revenues for transmission services	369	376
	Amounts related to electricity rebates	77	—
	Distribution revenues related to rural rate protection	61	31
	Distribution revenues related to the supply of electricity to remote northern communities	8	8
	Funding received related to Conservation and Demand Management programs	16	7
OPG	Power purchased	4	2
	Revenues related to provision of construction and equipment maintenance services	—	1
	Costs expensed related to the purchase of services	—	1
OEFC	Power purchased from power contracts administered by the OEFC	1	—
OEB	OEB fees	2	4
Hydro One Brampton	Cost recovery from management, administrative and smart meter network services	—	1
Hydro One Limited	Return of stated capital	147	226
	Dividends paid	2	2
	Stock-based compensation costs	6	5
Hydro One Telecom	Services received – costs expensed	6	6
	Services received – costs capitalized	—	3
	Revenues for services provided	1	—

Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest free and settled in cash.

20. CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

Three months ended March 31 (millions of dollars)	2017	2016
Accounts receivable	91	(77)
Due from related parties	(57)	21
Materials and supplies	—	1
Prepaid expenses and other assets	(1)	(7)
Accounts payable	(1)	6
Accrued liabilities	19	(7)
Due to related parties	(31)	3
Accrued interest	25	24
Long-term accounts payable and other liabilities	2	—
Post-retirement and post-employment benefit liability	22	19

	69	(17)

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2017 and 2016

Capital Expenditures

The following table reconciles investments in property, plant and equipment and the amounts presented in the Consolidated Statements of Cash Flows after accounting for capitalized depreciation and the net change in related accruals:

Three months ended March 31 (millions of dollars)	2017	2016
Capital investments in property, plant and equipment	(334)	(366)
Capitalized depreciation and net change in accruals included in capital investments in property, plant and equipment	2	9

Capital expenditures – property, plant and equipment	(332)	(357)

The following table reconciles investments in intangible assets and the amounts presented in the Consolidated Statements of Cash Flows after accounting for the net change in related accruals:

Three months ended March 31 (millions of dollars)	2017	2016
Capital investments in intangible assets	(13)	(12)
Net change in accruals included in capital investments in intangible assets	(1)	(1)

Capital expenditures – intangible assets	(14)	(13)

Supplementary Information

Three months ended March 31 (millions of dollars)	2017	2016
Net interest paid	88	80
Income taxes paid	4	8

21. CONTINGENCIES

Hydro One is involved in various lawsuits, claims and regulatory proceedings in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

22. COMMITMENTS

The following table presents a summary of Hydro One’s commitments under leases, outsourcing and other agreements due in the next 5 years and thereafter.

March 31, 2017 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing agreements	152	93	70	2	4	6
Long-term software/meter agreement	16	17	17	13	1	4
Operating lease commitments	10	9	6	8	3	2

The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next 5 years and thereafter.

March 31, 2017 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Credit facilities	—	—	—	—	2,300	—
Letters of credit[1]	169	—	—	—	—	—
Guarantees[2]	325	—	—	—	—	—

[1]	Letters of credit consist of a $150 million letter of credit related to retirement compensation arrangements, a $12 million letter of credit provided to the IESO for prudential support, $6 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.
[2]	Guarantees consist of prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries.

23. SEGMENTED REPORTING

Hydro One has three reportable segments:

•	The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;

•	The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and

•	Other Segment, which includes certain corporate activities.

The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income taxes from continuing operations (excluding certain allocated corporate governance costs).

HYDRO ONE INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)

For the three months ended March 31, 2017 and 2016

Three months ended March 31, 2017 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	367	1,279	—	1,646
Purchased power	—	889	—	889
Operation, maintenance and administration	106	147	11	264
Depreciation and amortization	101	92	—	193

Income (loss) before financing charges and income taxes	160	151	(11)	300

Capital investments	209	138	—	347

Three months ended March 31, 2016 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	386	1,286	—	1,672
Purchased power	—	896	—	896
Operation, maintenance and administration	101	143	4	248
Depreciation and amortization	95	93	—	188

Income (loss) before financing charges and income taxes	190	154	(4)	340

Capital investments	235	143	—	378

Total Assets by Segment:

(millions of dollars)	March 31, 2017	December 31, 2016
Transmission	13,166	13,083
Distribution	9,375	9,393
Other	2,813	2,834

Total assets	25,354	25,310

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

24. SUBSEQUENT EVENTS

Dividends and Return of Stated Capital

On May 3, 2017, common share dividends in the amount of $4 million were declared, and a return of stated capital in the amount of $129 million was approved.